EXHIBIT 99.3

Intellipharmaceutics Announces 2011 Year End Results

TORONTO, Feb. 8, 2012 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the year ended November 30, 2011. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The loss for the year ended November 30, 2011 was $4.9 million, or $0.33 per common share, compared with a loss of $5.8 million, or $0.53 per common share for the year ended November 30, 2010. The reduced loss can be attributed to the fair value adjustment of the derivative liability associated with the issuance of warrants in Intellipharmaceutics' February 2011 private placement financing, and revenue from the amendment of the existing development and commercialization agreement between the Company and Par Pharmaceutical, Inc. to include additional strengths of Focalin XR® generic products. Under the terms of the expanded agreement, Intellipharmaceutics received a cash payment from Par and will continue to receive a share of profits from any future sales of our generic versions of Focalin XR®. Revenue of $0.5 million was recognized from the $0.6 million cash payment received principally related to a developed generic product. The fair value adjustment of the derivative liability for the year ended November 30, 2011 was $5.3 million versus $0.2 million in the prior year.

Loss from operations for the year ended November 30, 2011 was $7.8 million compared with loss from operations of $6.1 million for the year ended November 30, 2010. Research and development expenditures increased to $5.1 million, compared to $4.5 million for the prior year, primarily due to the advanced development of several generic product candidates including two multi-strength products that were filed as abbreviated new drug applications ("ANDA") during the year, and the development of a number of other pipeline product candidates. Selling, general and administrative expenses for the year ended November 30, 2011 increased to $2.9 million versus $2.7 million in the prior year.

At November 30, 2011, Intellipharmaceutics' cash and cash equivalents totaled $4.8 million, compared with $0.8 million at November 30, 2010. The increase in cash and cash equivalents during the year ended November 30, 2011 is mainly a result of net proceeds of $10.5 million in cash provided from the private placement financing, reduced by cash used in research and development activities, and the repayment of C$817,822 owed to a related party.

Highlights

  In March 2011, Intellipharmaceutics announced that it had become aware that Elan Corporation, plc and Elan Pharma International Ltd. had filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc. for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics' 30 mg strength of generic Focalin XR®. In April 2011, the Company also announced that it had become aware that, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, had filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of 30 mg Focalin XR®. In view of the previous settlement related to four other dosage strengths, the Company believes it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to the Company.
  In August 2011, Intellipharmaceutics announced additional strengths of generic Focalin XR® had been added to the existing development and commercialization agreement between the Company and Par Pharmaceutical Inc., which applied to the development and commercialization of the 5, 10, 15 and 20 mg strengths of generic Focalin XR®. Under the terms of the expanded agreement, the Company received a cash payment from Par and will continue to receive a share of profits from any future sales of generic versions of Focalin XR®. According to Wolters Kluwer Health, sales of Focalin XR® in the U.S. were approximately $596 million for the 12 months ending December 2011.
  In April 2011, Intellipharmaceutics announced the filing of an ANDA with the U.S. Food and Drug Administration ("FDA") for a generic of Seroquel XR®. Seroquel XR® is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder.
  In May 2011, Intellipharmaceutics announced that the Company had become aware that AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together "AstraZeneca"), the owners of the rights in the United States in Seroquel XR®, had filed a Complaint for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR® tablets. The Company has filed a motion to contest New Jersey as a proper forum for the litigation. The same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York.In response, the Company filed its Answer and Counterclaim in the New York litigation, and that litigation has now been stayed by the consent of all parties pending the results of the jurisdictional challenge in New Jersey. According to Wolters Kluwer Health, sales of Seroquel XR® in the U.S. were approximately $1.1 billion for the 12 months ending December 2011.
  In June 2011, Intellipharmaceutics announced that the Company and Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., had settled the patent infringement litigation in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics' generic version of Effexor XR® capsules. Under the terms and conditions of the Settlement Agreement, Intellipharmaceutics has been granted a non-exclusive license that will permit Intellipharmaceutics to launch a generic of Effexor XR® in the United States following FDA approval of this product. There can be no assurance that such approval will be granted. Sales of Effexor XR® and generic versions of Effexor XR® in the U.S. were approximately $2.5 billion for the 12 months ending December 2011.
  In October 2011, Intellipharmaceutics announced that the FDA had accepted for filing our ANDA for a generic version of Lamictal® XR™ tablets, an anticonvulsant drug used in the treatment of epilepsy. According to Wolters Kluwer Health, U.S. sales of Lamictal®XR™ , which was approved by the FDA in June 2009, were approximately US$217 million for the 12 months ending December 2011.
  In November 2011, Intellipharmaceutics announced that our Toronto-based oral solid dosage forms manufacturing facility had completed a cGMP and pre-approval inspection process by the FDA and had been granted "acceptable" status under the Agency's strict regulatory guidelines. The Company's Toronto manufacturing facility was previously inspected and approved by the Canadian regulatory authorities, Health Canada. The Company currently has six ANDAs being reviewed by the FDA for the purpose of achieving regulatory approval. Passing this pre-approval inspection is a key milestone for IPC. This positive FDA inspection result is a true reflection of the quality of our facilities and manufacturing processes. It demonstrates the progress we are making towards the completion of our manufacturing infrastructure in anticipation of approval and commercialization of our products in the U.S. marketplace.
  In January 2012, Intellipharmaceutics announced the appointment of Ira Baeringer as the Vice President, Business Development of its wholly owned United States subsidiary, Intellipharmaceutics Ltd., effective February 1, 2012. Mr. Baeringer will be assisting Intellipharmaceutics with the commercialization of products in its controlled-release generic drug ANDA portfolio and 505(b)(2) New Drug Application (NDA) portfolio across markets inside and outside the United States. Mr. Baeringer brings 20 years of experience in pharmaceutical licensing, development, supply, acquisitions, divestitures, and alliance management. He was most recently with sanofi-aventis from 2009 to 2012, and was previously with Sandoz Inc., Dorland Sweeney Jones, Forest Pharmaceuticals, Inc. and TEVA Pharmaceuticals USA.

Intellipharmaceutics' goals for 2012 include the following:

  Obtain FDA approval of Intellipharmaceutics' generic version of Focalin XR®
  File two additional ANDAs with the FDA
  Establish additional development/marketing alliances
  Schedule a pre-IND meeting with FDA to discuss Rexista™ oxycodone clinical development plan
  Complete manufacturing of clinical batches of Rexista™ oxycodone
  Initiate Phase I studies using clinical batches of Rexista™ oxycodone

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development, including six ANDAs under review by the FDA, in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the Company's plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales and revenues, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the effects of general economic, including capital market, conditions, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, capital availability, the potential dilutive effects of any financing, the timing of our programs to research, develop and commercialize our products, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks and uncertainties detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our annual information form dated February 28, 2011 and Form 20-F for the year ended November 30, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The audited consolidated financial statements, accompanying notes to the audited consolidated financial statements, and Management's Discussion and Analysis for the year ended November 30, 2011, will be accessible on Intellipharmaceutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR. Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2011 and 2010
(Stated in U.S. dollars)

	2011	2010
	$	$

Assets
Current
Cash and cash equivalents	4,817,088	789,136
Accounts receivable	3,383	1,619
Investment tax credits	349,861	1,184,345
Prepaid expenses, sundry and other assets	124,982	142,379
	5,295,314	2,117,479

Deferred offering cost	--	224,673
Property and equipment, net	951,914	925,554
	6,247,228	3,267,706

Liabilities
Current
Accounts payable	554,210	612,957
Accrued liabilities	436,154	321,030
Employee cost payable	736,073	575,625
Current portion of capital lease obligations	43,383	13,230
Due to related parties	757,126	1,635,842
	2,526,946	3,158,684

Deferred revenue	107,091	8,905
Capital lease obligations	95,206	--
Warrant liability	6,611,015	7,161
	9,340,258	3,174,750

Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
15,908,444 common shares	147,152	16,969
(2010 - 10,907,054)
Additional paid-in capital	20,822,672	19,369,005
Accumulated other comprehensive loss	(115,035)	(225,476)
Deficit	(23,947,819)	(19,067,542)
	(3,093,030)	92,956
Contingencies
	6,247,228	3,267,706

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2011, 2010 and 11 months ended
November 30, 2009
(Stated in U.S. dollars)

	2011	2010	2009
	(12 months)	(12 months)	(11 months)
	$	$	$

Revenue
Research and development	501,814	1,459,385	630,179
	501,814	1,459,385	630,179

Expenses
Research and development	5,125,608	4,533,310	1,937,456
Selling, general and administrative	2,925,454	2,699,204	975,197
Depreciation	227,456	242,778	344,768
Write-down on long lived assets	--	36,481	--
	8,278,518	7,511,773	3,257,421

Loss from operations	(7,776,704)	(6,052,388)	(2,627,242)
Fair value adjustment of derivative liabilty	5,346,878	223,782	286,983
Financing expense	(2,357,732)	--	--
Net foreign exchange (loss) gain	(70,036)	138,949	587,642
Interest income	60,790	27,001	1,822
Interest expense	(83,473)	(98,435)	(87,940)
Loss	(4,880,277)	(5,761,091)	(1,838,735)
Other comprehensive income (loss)
Foreign exchange translation adjustment	110,441	116,368	(727,491)
Comprehensive loss	(4,769,836)	(5,644,723)	(2,566,226)

Loss per common share, basic and diluted	(0.33)	(0.53)	(0.19)

Weighted average number of common shares outstanding, basic and diluted	14,994,118	10,907,054	9,512,131

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2011, 2010 and 11 months ended November 30, 2009
(Stated in U.S. dollars)
	2011	2010	2009
	(12 months)	(12 months)	(11 months)
	$	$	$

Loss	(4,880,277)	(5,761,091)	(1,838,735)
Items not affecting cash
Depreciation	227,456	242,778	344,768
Stock-based compensation	702,461	1,023,626	18,529
Deferred share units	33,101	12,426	--
Interest accrual	7,739	95,113	82,381
Investment tax credit written off	--	26,832	--
Fair value adjustment of derivative liability	(5,346,878)	(223,782)	(286,983)
Write down on long lived assets	--	36,481	--
Financing expense	884,587	--	--
Unrealized foreign exchange loss (gain)	203,603	195,361	(669,379)

Change in non-cash operating assets & liabilities
Accounts receivable	(1,764)	3,808	12,042
Investment tax credits	869,406	675,461	(411,228)
Prepaid expenses and sundry assets	17,189	36,776	43,969
Accounts payable and accrued liabilities	203,743	(1,117,563)	(1,631,804)
Deferred revenue	98,186	(1,440,421)	(521,543)
Cash flows used in operating activities	(6,981,448)	(6,194,195)	(4,857,983)

Financing activities
Payments to related parties	(801,551)	(860,703)	--
Receipts from due to related parties	--	--	1,164,367
Repayment of capital lease obligations	(22,452)	(36,317)	(31,363)
Deferred offering cost	--	(9,981)	--
Share issuance costs	--	--	(334,508)
Issuance of common shares on exercise of stock options	93,165	--	--
Proceeds from issuance of shares and warrants, gross	12,000,000	--	--
Cash flows provided from (used in) financing activities	11,269,162	(907,001)	798,496

Investing activity
Purchase of property and equipment	(262,142)	(133,878)	(93,412)
Cash received on acquisition of Vasogen	--	--	11,334,855
Cash flows (used in) provided from investing activities	(262,142)	(133,878)	11,241,443

Effect of foreign exchange gain on cash held in foreign currency	2,380	9,718	(69,677)

Increase (decrease) in cash	4,027,952	(7,225,356)	7,112,279
Cash, beginning of period	789,136	8,014,492	902,213

Cash and cash equivalents, end of period	4,817,088	789,136	8,014,492

Supplemental cash flow information
Interest paid	163,099	104,943	--
Taxes paid	--	--	--
CONTACT: Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106 investors@intellipharmaceutics.com

         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com